SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 12b-25

Commission File Number: 0-19640

NOTIFICATION OF LATE FILING

(Check	One): ☒ Form 10-K ☐ Form 11-K ☐ Form 20-F ☐ Form 10-Q ☐ Form N-SAR

For Period Ended: December 31, 2002

☐ Transition Report on Form 10-K	☐ Transition Report on Form 10-Q
☐ Transition Report on Form 20-F	☐ Transition Report on Form N-SAR
☐ Transition Report on Form 11-K

For the Transition Period Ended:

Read attached instruction sheet before preparing form. Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I.    Registrant Information

Full name of registrant: Vertel Corporation.

Former name if applicable: Retix

Address of principal executive office (Street and number): 21300 Victory Blvd., Suite 700

City, State and Zip Code: Woodland Hills, CA 91367

Part II.    Rule 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a	)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b	)

The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c	)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III.    Narrative

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

In September 2002, Deloitte & Touche, LLP resigned as the Company’s independent public accountants and in October 2002, the Company retained BDO Seidman, LLP as its new independent public accountant. In January 2003, the Company’s Chief Financial Officer resigned and the Company appointed an interim Chief Financial Officer. Due to these changes and the limited resources available at the Company to comply with new disclosure requirements, the Company cannot, without unreasonable effort and expense, finalize its annual report on Form 10-K for the year ended December 31, 2002 by the March 31, 2003 prescribed due date. The Company is in the final stages of document compilation and review and will file its Form 10-K within 15 days of the prescribed due date.

Part IV.    Other Information

(1)    Name and telephone number of person to contact in regard to this notification.

Marc E. Maassen, President and Chief Executive Officer            (818)                   227-1400

            (Name)                                                                      (Area code)     (Telephone number)

(2)    Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒  Yes    ☐  No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐  Yes    ☒  No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company does not believe that the causes of the delay in filing its annual report will have a material effect on previously reported revenue, net operating loss, revenues or cash flows and will not result in a material adverse impact on previously report financial information.

Vertel Corporation

(Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 31, 2003	By:	/s/ MARC E. MAASSEN
Marc E. Maassen, President and Chief Executive Officer

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